Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ELECTION OF MEANS OF RECEIPT AND LANGUAGE
OF CORPORATE COMMUNICATIONS

Semiconductor Manufacturing International Corporation (the “Company”) has been making arrangements relating to the supply of Corporate Communications in accordance with Rules 2.07A and 2.07B of the Listing Rules. Reference is made to the Company’s announcement dated 30 September 2004 for details of the Company’s existing arrangements. As a result of the amendments to the Listing Rules that came into effect on 1 January 2009 and further to the approval of the Shareholders at the AGM for the sending or supply of Corporate Communications by the Company to the Shareholders by making them available on the Company’s own website, the Company is permitted to deem Shareholders, regardless of whether the Shareholders had previously elected any option in the past, to have agreed to such arrangement.

This announcement is to update the Shareholders with regard to the Company’s new arrangements regarding the above.

INTRODUCTION

Further to the approval of the Shareholders at the AGM for the sending or supply of Corporate Communications by the Company to the Shareholders by making them available on the Company’s own website (the “Website Version Option”), the new arrangements described below have been or, as the case may be, will be made by the Company, pursuant to the new amendments to the Listing Rules that became effective on 1 January 2009, and in accordance with Rules 2.07A and 2.07B of the Listing Rules, to ascertain whether the Shareholders would agree to receipt of Corporate Communications through the Website Version Option as well as the choice of language of future Corporate Communications.

NEW ARRANGEMENTS

The Company has sent a letter on 4 August 2009 together with a pre-paid reply form (the “Reply Form”), prepared in English and Chinese, with a mailing label to each of the Shareholders to enable them to elect to receive the Company’s future Corporate Communications:

(i)	via the Company’s website at www.smics.com; or

(ii)	in printed form in English only; or
(iii)	in printed form in Chinese only; or
(iv)	in printed form in both English and Chinese.

WEBSITE VERSION OPTION

If a Shareholder exercises the Website Version Option, such Shareholder will be notified, in both English and Chinese, of the publication of all Corporate Communications on the Company’s website, the address of the website, namely, www.smics.com, the location on the website where the Corporate Communications may be accessed and how they may be accessed. Such Shareholder will receive a printed copy of the notification by post.

ELECTION UNDER LANGUAGE OPTION OR WEBSITE VERSION OPTION

If the Company receives a Shareholder’s Reply Form on or before 31 August 2009 (the “Deadline”), such Shareholder’s Reply Form will apply to Corporate Communications to be sent to it/him/her after the Deadline. Until such Shareholder informs the Company in accordance with the manner stated below, its/his/her Reply Form will apply to subsequent Corporate Communications to be sent to it/him/her.

If the Company does not receive a Shareholder’s Reply Form on or before the Deadline, such Shareholder, regardless of whether it/he/she had previously elected any option in the past, will be DEEMED to have agreed to the Website Version Option.

If the Company receives a Shareholder’s Reply Form after the Deadline, the Company will, subject to law, endeavour to comply with such Shareholder’s choice in relation to the next Corporate Communication after the Deadline and will in any event respect such Shareholder’s choice in relation to the documents to be sent to Shareholders for the purpose of subsequent Corporate Communications.

CHANGE OF CHOICES

Unless the Company is otherwise notified, as described below, the elections a Shareholder makes in the Reply Form shall be deemed effective for an indefinite period. Shareholders are entitled at any time to change their choice previously notified to or (in the case of the Website Version Option) deemed by the Company by giving reasonable notice to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Service Limited (“Computershare”), in writing to Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen¡¦s Road East, Wanchai, Hong Kong by email at ir@smics.com. Shareholders may at any time choose to receive Corporate Communications either in printed form or rely on the Website Version Option. Also, if after a Shareholder has chosen the Website Version Option and if for any reason that Shareholder has difficulty in receiving or gaining access to any Corporate Communication, it/she/he should contact Computershare in accordance with the manner described above and request for a printed form of the Corporate Communication in question. The Company will send such Shareholder a printed form of such Corporate Communication free of charge.

Whenever Corporate Communication is sent or supplied in accordance with the arrangements described above, a letter and a pre-paid change request form, in both English and Chinese, will be attached to or printed at some prominent place in the relevant Corporate Communication, specifying that the Corporate Communication prepared in the other language will be available upon request, and that Shareholders may at any time change their choice of means of receipt and/or language of Corporate Communications in accordance with the manner described above. If the change request form is returned by post from outside Hong Kong, Shareholder(s) must bear the cost of the postage stamp(s).

PUBLIC DISSEMINATION OF CORPORATE COMMUNICATIONS

All Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company’s website at www.smics.com. Soft copies of both languages of all such Corporate Communication will be filed with the Stock Exchange on the same day they are despatched to Shareholders, or on such other day as required by the Stock Exchange or pursuant to the Listing Rules.

CONTACTING THE COMPANY

The Company can be contacted through the Company’s hotline at its Hong Kong Branch Share Registrar at Tel: (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays to enable Shareholders to make enquiries of the Company’s proposed arrangements set out above.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“AGM”	the annual general meeting of the Company convened and held on 23 June 2009
“Corporate Communication”	has the meaning ascribed to it by the Listing Rules
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Shareholder(s)”	holder(s) of the shares of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC
4 August 2009